STRATEGIC ADVANTAGE AND STRATEGIC ADVANTAGE II
FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated October 24, 2003, to the Prospectus dated May 1, 2002

This supplement amends certain information contained in the prospectus dated May 1, 2002, as amended May 31, 2002, May 1, 2003, June 27, 2003, and August 21, 2003. Please read it carefully and keep it with your prospectus for future reference.

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Information about the Fidelity® VIP Index 500 Portfolio in the Investment Portfolio Objectives chart is hereby deleted in its entirety and replaced with the following:

Variable Investment Option	Investment Company/Adviser/ Manager/Sub-adviser	Investment Objective
Index 500 Portfolio	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company **Sub-Adviser**: Geode Capital Management, LLC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index (S&P 500).